SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND
             (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                              (Amendment No.___)*

Magna Entertainment Corp.
(Name of Issuer)

Class A Subordinate Voting Stock
(Title of Class of Securities)

559211107
(CUSIP Number)

November 21, 2002
(Date of Event which Requires Filing of this Statement)

Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Paloma International L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  462,353

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  462,353

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  462,353

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  1.0%

12.      TYPE OF REPORTING PERSON*

                  PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  S. Donald Sussman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  462,353

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  462,353

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  462,353

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  1.0%

12.      TYPE OF REPORTING PERSON*

                  IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Amaranth L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  2,623,530

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  2,623,530

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,623,530

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.3%

12.      TYPE OF REPORTING PERSON*

                  OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Nicholas M. Maounis

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  2,623,530

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  2,623,530

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,623,530

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.3%

12.      TYPE OF REPORTING PERSON*

                  IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).        Name of Issuer:

         Magna Entertainment Corp. (the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:

         337 Magna Drive
         Aurora, Ontario L4G 7K1
         Canada

Item 2(a).        Name of Persons Filing:

     The names of the persons filing this statement on Schedule 13G are: Paloma International L.P., a Delaware limited partnership ("Paloma"), S. Donald Sussman, Amaranth L.L.C., a Delaware limited liability company ("Amaranth"), and Nicholas M. Maounis (collectively, the "Reporting Persons"). Each of Mr. Sussman and Mr. Maounis disclaims pecuniary interest in the shares of the Issuer beneficially owned by him.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

     The principal business address for Paloma is Two American Lane, Greenwich, Connecticut 06836. The principal business address for Amaranth and Mr. Maounis is One American Lane, Greenwich, Connecticut 06831. The principal business address for Mr. Sussman is 6100 Red Hook Quarter, 18B, Suites C, 1-6, St. Thomas, United States Virgin Islands 00802.

Item 2(c).        Citizenship:

     Paloma is a Delaware limited partnership, Mr. Sussman is a citizen of the United States, Amaranth is a Delaware limited liability company and Mr. Maounis is a citizen of the United States.

Item 2(d).        Title of Class of Securities

         Class A Subordinate Voting Stock (the "Common Stock").

Item 2(e).        CUSIP Number:  559211107

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

          (a)     [ ]   Broker or dealer registered under Section 15 of the
                        Exchange Act.

          (b)     [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act.

          (c)     [ ]   Insurance company defined in Section 3(a)(19) of the
                        Exchange Act.

          (d)     [ ]   Investment company registered under Section 8 of the
                        Investment Company Act.

          (e)     [ ]   An investment adviser in accordance with
                        Rule 13d-1(b)(1)(ii)(E).

          (f)     [ ]   An employee benefit plan or endowment fund in
                        accordance with Rule 13d-1(b)(1)(ii)(F).

          (g)     [ ]   A parent holding company or control person in
                        accordance with Rule 13d-1(b)(1)(ii)(G).

          (h)     [ ]   A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act.

          (i)     [ ]   A church plan that is excluded  from the  definition of
                        an investment company under Section 3(c)(14) of the Investment Company Act;

          (j)     [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box  [x]

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)     Amount beneficially owned:

                  The Reporting Persons beneficially own debentures convertible into an aggregate of 3,085,883 shares of Common Stock.

          (b)     Percent of class:

                  Each of Paloma's and S. Donald Sussman's beneficial ownership of debentures convertible into 462,353 shares of Common Stock constitutes 1.0% of all of the outstanding shares of Common Stock.

                  Each of Amaranth's and Nicholas M. Maounis' beneficial ownership of debentures convertible into 2,623,530 shares of Common Stock constitutes 5.3% of all of the outstanding shares of Common Stock.

                  Collectively, the Reporting Persons have beneficial ownership of debentures convertible into 3,085,883 shares of Common Stock constituting 6.2% of all of the outstanding shares of Common Stock.

          (c)     Number of shares as to which such person has:

                  (i)  Sole power to vote or to direct the vote

                  Each of Paloma and S. Donald Sussman has the sole power to vote or direct the vote of 462,353 shares of Common Stock.

                  Each of Amaranth and Nicholas M. Maounis has the sole power to vote or direct the vote of 2,623,530 shares of Common Stock.

                  (ii)  Shared power to vote or to direct the vote

                  Not applicable.

                  (iii)  Sole power to dispose or to direct the disposition of

                  Each of Paloma and S. Donald Sussman has the sole power to dispose or direct the disposition of 462,353 shares of Common Stock.

                  Each of Amaranth and Nicholas M. Maounis has the sole power to dispose or direct the disposition of 2,623,530 shares of Common Stock.

                  (iv)  Shared power to dispose or to direct the disposition of

                  Not applicable.

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Anther Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Paloma holds 462,353 of the shares of Common Stock it beneficially owns through its subsidiary Sunrise Partners Limited Partnership, a Delaware limited partnership.

Item 8.   Identification and Classification of Members of the Group.

          See Exhibit B attached hereto.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

     By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated:  December 2, 2002

          PALOMA INTERNATIONAL L.P.
          By: Paloma GP LLC, general partner


                   By: /s/ Michael J. Berner
                       -------------------------
                        Michael J. Berner,
                        Vice President



                   /s/ S. Donald Sussman
                   ----------------------------
                   S. Donald Sussman

          AMARANTH L.L.C.
          By: Amaranth Advisors L.L.C.,
                   as Managing Member


                   By: /s/ Michael J. Berner
                       -----------------------
                        Michael J. Berner,
                        Vice President



                   /s/ Nicholas M. Maounis
                   --------------------------
                   Nicholas M. Maounis

                                   EXHIBIT A
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Magna Entertainment Corp. dated December 2, 2002 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Dated:  December 2, 2002

          PALOMA INTERNATIONAL L.P.
          By: Paloma GP LLC, general partner


                   By: /s/ Michael J. Berner
                       ----------------------
                        Michael J. Berner,
                        Vice President



                   /s/ S. Donald Sussman
                   -------------------------
                   S. Donald Sussman

          AMARANTH L.L.C.
          By: Amaranth Advisors L.L.C.,
                   as Managing Member


                   By: /s/ Michael J. Berner
                       ----------------------
                        Michael J. Berner,
                        Vice President



                   /s/ Nicholas M. Maounis
                   --------------------------
                   Nicholas M. Maounis

                                   EXHIBIT B
                     IDENTIFICATION OF MEMBERS OF THE GROUP



Paloma International L.P.
S. Donald Sussman
Amaranth L.L.C.
Nicholas M. Maounis